DECORIZE, INC.
                                1938 EAST PHELPS
                           SPRINGFIELD, MISSOURI 65802

                                  June 30, 2004



                                                               VIA FAX AND EDGAR

Securities and Exchange Commission
Division of Corporate
Finance 450 Fifth Street, N.W.
Washington, D.C. 20549
    Attn: Mr. Terry Hatfield

    RE:   DECORIZE, INC.
          REQUEST FOR WITHDRAWAL OF POST-EFFECTIVE AMENDMENT NO. 1 TO FORM S-3 REGISTRATION STATEMENT (FILE NO. 333-113356)


           In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Decorize, Inc., a Delaware corporation (the "Company"), hereby requests withdrawal of its Post-Effective Amendment No. 1 to Form S-3 Registration Statement (File No. 333-113356) (the "Post-Effective Amendment") filed with the Securities and Exchange Commission on June 23, 2004. The Registrant filed the Post-Effective Amendment in error and therefore requests the withdrawal pursuant to Rule 477(a) under the Securities Act. No securities were sold pursuant to the filing of the Post-Effective Amendment.

           Pursuant to the requirements of Rule 478 of the Securities Act, this application for withdrawal of the Post-Effective Amendment has been signed by the Company this 30th day of June, 2004.

           If you should have any further questions regarding this request for withdrawal, please do not hesitate to contact Lance M. Hardenburg of Hallett & Perrin, P.C., the Company's outside counsel, at (214) 922-4156.

                                Very truly yours,

                                DECORIZE, INC.



                                By: /s/ Brent Olson
                                    ------------------------------------
                                    Brent Olson
                                    Vice President of Finance and Treasurer